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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                  SCHEDULE TO/A
          TENDER OFFER STATEMENT UNDER SECTION 14 (d) (1) OR 13 (e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*
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                          CLEARNET COMMUNICATIONS INC.
                       (Name of Subject Company (Issuer))

                                612459 B.C. Ltd.
                                TELUS Corporation
                       (Names of Filing Persons (Offeror))

                            Class A Non-Voting Shares
                         (Title of Class of Securities)

                                    184902104
                      (CUSIP Number of Class of Securities)

                                 Robert J. Dardi
                     Vice President and Corporate Secretary
                                TELUS Corporation
                            21st Floor, 3777 Kingsway
                        Burnaby, British Columbia V5H 3Z7
                                     Canada
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:

     Elizabeth J. Harrison, Q.C.                    Paul J. Shim, Esq.
   Farris, Vaughan, Wills & Murphy          Cleary, Gottlieb, Steen & Hamilton
 26th Floor, 700 West Georgia Street                One Liberty Plaza
   Vancouver, B.C., Canada V7Y 1B3                  New York, NY 10006
           (604) 684-9151                             (212) 225-2000

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         Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third-party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going-private transaction subject to Rule 13e-3.
[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the "Schedule TO") filed with the Securities and Exchange Commission on September 20, 2000 by TELUS Corporation, a company organized under the laws of British Columbia, Canada ("Parent") relating to the Offers by Parent and/or 612459 B.C. Ltd., a company organized under the laws of British Columbia, Canada and a wholly-owned indirect subsidiary of Parent, to purchase all the outstanding Class A Non-Voting Shares, Class B Shares, Class C Subordinate Voting Shares and Class D Subordinate Voting Shares (together, the "Clearnet Shares"), of Clearnet Communications Inc., a holding company continued under the Canada Business Corporations Act, which are not owned by Parent or its affiliates, for, at the election of the holder of the Clearnet Shares, (i) Cdn$70.00 in cash for each Class A Non-Voting Share, Class C Subordinate Voting Share or Class D Subordinate Voting Share or $0.70 in cash for each Class B Share; (ii) 1.636 Non-Voting Shares of Parent for each Class A Non-Voting Share, Class C Subordinate Voting Share or Class D Subordinate Voting Share; or 0.01636 of a Non-Voting Share of Parent for each Class B Share; or
(iii) a combination of the foregoing, upon the terms and subject to the conditions set forth in the Offers to Purchase dated September 20, 2000 (the "Offers to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offers").

     All of the information in the Offers hereinafter filed with the Securities and Exchange Commission by TELUS Corporation, is hereby incorporated by reference in answer to items 1 through 11 in the Schedule TO, except as to which information is specifically provided herein.


Item 12. Exhibits

     (a) (1) Offers to Purchase (incorporated by reference from TELUS Corporation's Registration Statement on Form F-10 filed, on September 20, 2000, as amended by Amendment No. 1, filed on October 2, 2000)


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2000

                                     TELUS CORPORATION


                                     By: /s/ James W. Peters
                                         ---------------------------------------
                                         James W. Peters
                                         Executive Vice President, Corporate
                                         Development and Corporate Affairs and
                                         General Counsel


                                     612459 B.C. LTD.


                                     By: /s/ James W. Peters
                                         ---------------------------------------
                                         James W. Peters
                                         Director



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                                 EXHIBIT INDEX

Exhibit Number                Description
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(a)(1)                        Offers to Purchase (incorporated by reference from
                              TELUS Corporation's Registration Statement on Form
                              F-10, filed on September 20, 2000, as amended by Amendment No. 1, filed on October 2, 2000)